SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                               ITC^Deltacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45031T872
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Mark Forward Eberle
                             Curtiswood Capital, LLC
                           104 Woodmont Blvd., Ste 200
                               Nashville, TN 37205

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2007*
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  This amendment is being made to correct a clerical error.

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trace Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Curtiswood Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     BD

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Trace Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     OO, HC

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert Scott Nieboer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     P

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     19,031

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     19,031

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No. 45031T872
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mark Forward Eberle

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     P

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     14,535

8.   SHARED VOTING POWER

     2,949,373

9.   SOLE DISPOSITIVE POWER

     14,535

10.  SHARED DISPOSITIVE POWER

     2,949,373

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,949,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.7%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No. 45031T872
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is ITC^DeltaCom, Inc. (the "Issuer"). The address of the Issuer's offices is 7037 Old Madison Pike, Huntsville, Alabama 35806. This
Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the
"Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by:

Trace Partners, LP, a Nevada limited partnership ("Trace"). Trace is an investment partnership.

Curtiswood Capital, LLC, a Tennessee limited liability company ("Curtiswood"). Curtiswood is registered broker-dealer.

Trace Management, LLC, a Nevada limited liability company ("Management"). Management is the general partner of Trace.

Robert Scott Nieboer, a United States citizen ("Nieboer"). Nieboer is a member and the Chief Manager of Curtiswood and Management, and also an NASD registered principal of Curtiswood.

Mark Forward Eberle, a United States citizen ("Eberle"). Eberle is a member of Curtiswood and Management, and also an NASD registered principal of Curtiswood.

Each of Trace, Curtiswood, Management, Nieboer and Eberle is a "Reporting Person" and collectively they are the "Reporting Persons".

The principal business address of each Reporting Person is 104 Woodmont Blvd., Ste 200, Nashville, TN 37205.

The Reporting Persons, together with Rehan Jaffer, H Partners Capital, LLC, H Partners Management, LLC, H Partners, LP, Vikas Tandon, Joshua Tree Capital Partners, LP and Joshua Tree Capital Management, LLC have formed a group for
Section 13D purposes (the "Group").

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by Trace and Curtiswood came from the working capital of each, and as to Nieboer and Eberle, from personal funds. No funds were borrowed for the specific purpose of purchasing the Shares. The general working capital of Trace and Curtiswood includes funds borrowed in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Persons may from time to time consult with management and other shareholders of the Issuer. In particular, as described below, the Reporting Persons intend to act together with other shareholders to oppose the "Recapitalization" (defined below).

     In a press release dated June 11, 2007, and a Form 8-K filed on June 14, 2007, the Issuer proposed a recapitalization (the "Recapitalization"). The Reporting Persons do not believe that such Recapitalization would be in the best interests of the Issuer's shareholders. The Reporting Persons had informal discussions with the other members of the Group and on June 21, 2007, they decided to form a group as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Group intends to act in concert in relation to their opposition to the Recapitalization.

     The Group has notified the Issuer of its opposition to the Recapitalization and the Issuer has had conversations with the Group to explain its reasoning for the Recapitalization. The members of the Group also have entered into a confidentiality and standstill agreement with the Issuer, pursuant to which such members have agreed to be subject to restrictions on their trading in the Issuer's securities for a specified period of time. The Group intends to hire an investment banking firm to formulate and propose to the Issuer alternatives to the equity component of the proposed Recapitalization, such as a rights offering.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, the interests of the Reporting Persons may be deemed to be as follows:

Trace is the beneficial owner of 2,949,373 Shares representing 15.7% of such class of securities, based upon the 18,766,942 Shares (the "Outstanding Shares") reported to be outstanding as of March 31, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission. Trace has shared voting power and shared dispositive power with respect to such Shares. Trace does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Curtiswood is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Curtiswood does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Management is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares, and has shared voting power and shared dispositive power with respect to such Shares. Management does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates.

Nieboer is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares. Nieboer does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates. Nieboer has shared voting power and shared dispositive power with respect to 2,949,373 Shares, representing 15.7% of the Outstanding Shares.

Eberle is the beneficial owner of 2,949,373 Shares representing 15.7% of the Outstanding Shares. Eberle does not have the sole voting power or sole dispositive power with respect to any Shares to which this filing relates. Eberle has shared voting power and shared dispositive power with respect to 2,949,373 Shares, representing 15.7% of the Outstanding Shares.

The information required by Section 5(c) regarding transactions in the Outstanding Shares by the Reporting Persons within the past sixty days is set forth in Exhibit B.

Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As discussed in Item 4, the Reporting Persons have formed a Group and, consequently, the Reporting Persons are filing this Schedule 13D. Each party in the Group signed an agreement with the Issuer whereby each member of the Group has been provided with non-public information, and in which each such party agreed to refrain from trading in securities of the Issuer until the Issuer has made such information available to the public. The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit A      Joint Filing Agreement

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the 60 days prior to June 28, 2007 is filed herewith as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 29, 2007
-----------------------
(Date)


          Trace Partners, L.P.

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer for Trace Management, LLC, GP


          Trace Management, LLC

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer, Chief Manager


          Curtiswood Capital, LLC

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer, Chief Manager


          Robert Scott Nieboer

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer


          Mark Forward Eberle

          By:   /s/ Mark Eberle
                ----------------------------------------------
                Mark Eberle

                                                                       Exhibit A

                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated June 29, 2007 relating to the Common Stock, par value $.01 of ITC^DeltaCom, Inc. shall be filed on behalf of the undersigned.


June 29, 2007
-----------------------
(Date)


          Trace Partners, L.P.

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer for Trace Management, LLC, GP


          Trace Management, LLC

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer, Chief Manager


          Curtiswood Capital, LLC

          By:   /s/ Scott Neibor
                ----------------------------------------------
                Scott Nieboer, Chief Manager


          Robert Scott Nieboer

          By:   /s/ Scott Neibor
               ----------------------------------------------
                Scott Nieboer


          Mark Forward Eberle

          By:   /s/ Mark Eberle
                ----------------------------------------------
                Mark Eberle

                                                                       Exhibit B

             Schedule of Transactions in Shares in the Last 60 Days

  Date       Quantity   Buy/Sell   Inv-Cost   Effected Thru    Trade Entity
  ----       --------   --------   --------   -------------    ------------
05/03/07       1,000         B      4.2000         BD                    Curtiswood
05/03/07         500         S      4.3000         BD                    Curtiswood
05/04/07       1,000         S      4.3000         BD                    Curtiswood
05/07/07         500         B      4.2000         BD                    Curtiswood
05/08/07       1,000         B      4.2500         BD                    Curtiswood
05/09/07       1,000         B      4.2000         BD                    Curtiswood
05/10/07       1,000         B      4.0500         BD                    Curtiswood
05/10/07      10,000         B      4.0300         BD                    Curtiswood
05/14/07      15,000         S      4.5500         BD                    Curtiswood
05/15/07      10,000         S      4.9800         BD                    Curtiswood
05/15/07      37,311         S      5.0551         BD                    Curtiswood
05/17/07      19,000         S      5.8499         BD                    Curtiswood
05/17/07         500         B      5.7000         BD                    Curtiswood
05/18/07          60         B      5.6000         BD                    Curtiswood
05/21/07       4,500         B      5.3356         BD                    Curtiswood
05/22/07       5,000         S      5.6000         BD                    Curtiswood
05/24/07      15,000         S      5.5000         BD                    Curtiswood
06/05/07         500         S      7.0000         BD                    Curtiswood
06/12/07     130,000       S/B      6.9500         BD         Trace Partners sold to Curtiswood
06/12/07      70,000       S/B      6.9500         BD         Trace Partners sold to Curtiswood

SK 02642 0001 787253